Goodwin Procter LLP
Counselors at Law
100 Northern Ave.
Boston, MA 02210
T: 617.570.1000
F: 617.523.1231

October 14, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Scot Foley
Sasha Parikh
Lisa Vanjoske

Re:	Ra Pharmaceuticals, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-213917
CIK No. 0001481512

Ladies and Gentlemen:

This letter is being submitted on behalf of Ra Pharmaceuticals, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on September 30, 2016 and the letter that was submitted to the Commission on October 7, 2016 (the “Initial Letter”).

In the Initial Letter, the Company advised the Staff of the factors that it believed had resulted in the difference between the midpoint of the estimated price range for this offering as set forth in the Initial Letter, and the board of directors’ determinations of the fair value of the Company’s common stock on August 16, 2016, among other dates.  The Company wishes to provide the Staff with additional information with respect to certain of those factors and explain how the occurrence of those events related to the Company’s business and how the Company believes such factors increased the value of the Company following the August 16, 2016 determination date.

•                  In the months following the August 16, 2016 estimated valuation, the Company continued to advance its lead program and expand its pipeline, including continuing discussions with regulatory authorities in the United States and Europe to finalize the design of the Company’s planned Phase 2 program for RA101495.  Doing so provided the Company with greater certainty regarding its clinical trial design and regulatory

Securities and Exchange Commission

October 14, 2016

strategy. As the Company’s business as currently conducted consists of primarily research and development activities, even a marginal increase in certainty with respect to the timing, cost and regulatory pathway to commercialization of its lead program is a substantial factor informing the value of the Company. In addition, in September and October 2016, the Company made meaningful progress in the lead identification phase of its small molecule oral C5 program in which it identified two series of molecules.  As discussed in the Registration Statement, C5 inhibitors that are orally available may provide an additional option for the treatment of paroxysmal nocturnal hemoglobinuria (“PNH”), refractory generalized myasthenia gravis and lupus nephritis, as well as additional diseases, thereby providing potential additional markets for the Company’s products, if approved.

•                  On September 7, 2016, the Company received a positive opinion from the European Medicines Agency Committee for Orphan Medicinal Products recommending orphan drug designation for RA101495 for the treatment of PNH in the European Union.  The improved likelihood of obtaining orphan exclusivity for the Company’s lead product candidate contributes substantial value to its business because, if granted, orphan drug designation may lead regulatory authorities to refrain from granting approval for similar competing products for similar indications for a period of ten years, or longer.  Also, the Company believes that orphan drug designation will allow it, during the course of its development program, to obtain protocol assistance, which is a specific form of scientific advice offered by the European Medicines Agency to companies developing orphan medicines.  The Company believes that receiving advice of this type may lead to an increase in certainty with respect to the development and commercialization of the Company’s programs, which, as discussed above, would be a substantial value driver for the Company.

•                  The Company’s receipt of feedback in early October 2016 from the U.S. Food and Drug Administration regarding the design of the Phase 2 clinical trial(s) for its lead program for the Company’s product candidate RA101495 for PNH provided the Company with further increased certainty regarding the anticipated timing, design, and dose selection for its lead program.  Receiving this feedback represented substantial value to the Company because it permitted it to finalize its Phase 2 clinical program for its lead product candidate and begin preparations for the commencement of Phase 2 clinical trials.  In turn, finalization of the Company’s Phase 2 trial design has allowed it to estimate with substantially greater certainty the timing of the release of data from the Company’s Phase 2 clinical program, which certainty the Company believes is important to potential investors in the Company.

•                  The Company received a $3.0 million milestone payment from Merck in connection with its collaboration arrangement for the delivery of a set of orally-available lead molecules for a non-complement cardiovascular target with a large market opportunity, currently in development at Merck.  As discussed in the Registration Statement, the Company is entitled to receive additional future aggregate milestone payments of up to $61.5 million and low-to-mid single digit percentage

Securities and Exchange Commission

October 14, 2016

royalties on any future sales for this program target.  Satisfaction of this milestone and receipt of the payment constitute additional external validation of the Company’s Extreme Diversity platform.  Merck thereafter elected to continue the development of the target, which, although not dispositive, is a prerequisite to the Company’s receipt of future potential milestone and royalty payments under its collaboration arrangement.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors and those discussed in the Initial Letter. The Company also reiterates that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters for this offering.  The Company supplementally advises the Staff that, specifically in this case, such discussions were informed by extensive testing-the-waters meetings that the Company held after August 16, 2016 and which reflected many of the factors referenced above. Such meetings yielded significant and strong signals of interest from existing investors, as the Company intends to indicate on its next amendment to the Registration Statement, as well as potential new investors, which the Company believes were driven by many of the events described above.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1373.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Ryan S. Sansom
Ryan S. Sansom

cc:	Douglas A. Treco, Ra Pharmaceuticals, Inc.
David C. Lubner, Ra Pharmaceuticals, Inc.
Kingsley L. Taft, Goodwin Procter LLP